Exhibit (a)(1)(p)

Dear EDS stock option holder,

Our records indicate that you agreed to participate in the EDS Offer to Exchange that expired on 23 September 2003. This letter confirms your election.

As a result of your decision to participate in the program, your eligible stock options were cancelled on 23 September 2003. Generally, new stock options will be granted at the fair market value of EDS stock at least 6 months and 1 day after cancellation, subject to the terms of the EDS Offer to Exchange. We expect to make the new grants on or after 24 March 2004.

To receive a new option grant, you must remain an EDS employee through the date on which the new options are granted. The terms of your new options will depend on the plan from which your cancelled options were originally granted and the country in which you reside.

If you have any questions or would a like further explanation, please contact EDS Stock Plans Administration by calling 1 972 605 6140 [8 835 6140] or by sending an e-mail to stockplanadministration@eds.com.